January 30, 2025

Fady Boctor
President and Chief Commercial Officer
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

       Re: Petros Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2025
           File No. 333-284495
Dear Fady Boctor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alla Digilova, Esq.